LICENSE AGREEMENT

This Agreement is made this 31st day of March, 2016 (“Effective Date”) by and between Puresafe Water Systems, Inc., a Delaware corporation (“Licensor”), and Sustainable Resources Corporation, a Delaware corporation (“Licensee”).

BACKGROUND

WHEREAS, Licensor wishes to license to Licensee, and Licensee wishes to license from Licensor, on a perpetual, exclusive, worldwide basis certain patents, products, trade secrets and technologies related to the design and manufacture of mobile water purification systems.

NOW, THEREFORE, in consideration of the mutual promises in this Agreement and for other good and valuable consideration, the parties hereby agree as follows.

AGREEMENT

1.                   DEFINITIONS.

1.1              “Agreement Year” means any 12-month period during the License Term commencing on the Effective Date.

1.2              “License Term” has the meaning ascribed to it in Section 2.2.

1.3              “Licensed Intellectual Property” means (i) the Licensed Patents, (ii) all trade secrets, proprietary information and other intellectual property currently developed or currently under development or developed in the future by Licensor and/or any of its subsidiaries that it currently owns or has transferable rights to including, without limitation, in each instance, all specifications, engineering drawings, schematics, bills of materials, software source code and algorithms, wiring diagrams, test procedures, assembly drawings, and other documents or files that would be required to manufacture, test and/or improve such products and services with no limitations (collectively, the “Proprietary Information”), and (iii) the Licensor Improvements.

1.4              “Licensed Patents” means the Patents, Patent registrations and Patent applications identified on Schedule A and any and all Patents related thereto or improvements or enhancements derived therefrom or from any such improvements or enhancements.

1.5              “Licensee Improvements” means any enhancement to or modification or improvement of the Licensed Patents and/or the Proprietary Information created by or on behalf of Licensee and/or any of its subsidiaries.

1.6              “Licensor Improvements” means any enhancement to or modification or improvement of the Licensed Patents and/or the Proprietary Information created by or on behalf of Licensor and/or any of its subsidiaries.

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1.7                “Net Sales” means revenues received and recognized in accordance with GAAP, as follows: the invoice price of Royalty-Bearing Products sold or licensed by Licensee to third parties, less, to the extent included in such invoice price the total of:

(i) ordinary and customary trade discounts actually allowed; (ii) credits, rebates and returns (including, but not limited to, wholesaler and retailer returns); (iii) freight, postage, insurance and duties paid for and separately identified on the invoice or other documentation maintained in the ordinary course of business; (iv) any revenues designated as bad debts; and (v) excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities actually paid and separately identified on the invoice or other documentation maintained in the ordinary course of business.

1.8              "Patents" means United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part.

1.9              “Royalty-Bearing Product” means: (i) a product the manufacture, use, offer for sale, sale or importation of which, absent the license granted in Section 2.1, would infringe one or more Valid Claims; or (ii) a service the performance, offering for sale, or sale of which, absent the license granted in Section 2.1, would infringe one or more Valid Claims.

1.10          “Valid Claim” means: (i) any claim of an application for a Licensed Patent, provided that such application still is pending; or (ii) any claim of a valid issued Licensed Patent, provided that such patent has not expired, and has not been held invalid in a decision of a court of competent jurisdiction, and has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise.

2.                   LICENSE RIGHTS AND RESTRICTIONS.

2.1              Licensed Intellectual Property. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a perpetual, worldwide, exclusive, sub-licensable right and license to make, have made, use, sell, offer for sale and import products and provide services under the Licensed Intellectual Property throughout the License Term for the sole purpose of commercializing products and/or services in any and all commercial markets. Such license will be exclusive, even as to Licensor. Licensor shall be given prior written notice of any sublicense or transfer of Licensee’s rights hereunder. The foregoing license will only be transferable to a party that agrees in writing to be bound by the terms of this Agreement in connection with any merger, acquisition, consolidation, or other business combination, or sale of all or substantially all of Licensee’s assets relating to the Licensed Intellectual Property. In the event that Licensor hereafter creates any Licensor Improvements, Licensor shall give Licensee notice of same and the opportunity to obtain all documentation with respect thereto to enable Licensee to make use of same pursuant to the terms of this Agreement. Licensee shall be given prior written notice of any sublicense or transfer of Licensor’s rights hereunder.

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2.2              Term. Subject to the terms and conditions of this Agreement, the term of the license granted hereunder (the “License Term”) shall expire at the end of the term of the last to expire Licensed Patent or unless terminated pursuant to Section 4.

2.3              Proprietary Rights. Licensor owns all right, title and interest in and to the Licensed Intellectual Property and reserves all intellectual property rights thereto, subject to the terms and conditions of this Agreement.

2.4              Prosecution of Patents. During the time this Agreement is in effect, Licensor will be solely responsible for the prosecution of patent applications with respect to the Licensed Patents and the maintenance of the Licensed Patents. Licensor shall, promptly after the Effective Date, deliver to Licensee copies of all files, information and materials related to the Licensed Patents. Licensor shall not intentionally abandon any Patent or Patent application included in the Licensed Patents without notifying Licensee and giving Licensee the right to take over the prosecution and/or maintenance, at Licensee’s own expense, of any such Patent or Patent application. Licensor, at its expense, must enforce any Licensed Patent against infringement by third parties and it is entitled to retain recovery from such enforcement. If Licensor does not file suit against an infringer of a Licensed Patent within 6 months after obtaining knowledge of such infringement, then Licensee may enforce any Licensed Patent on behalf of itself and Licensor and shall be entitled to retain all recoveries from such enforcement. In any infringement suit or dispute, the parties agree to cooperate fully with each other. At the request and expense of the party bringing suit, the other party will permit access to all relevant personnel, records, papers, information, samples, specimens, etc., during regular business hours.

2.5              COMPENSATION. In consideration of the license of rights affected by this Agreement, Licensee shall pay Licensor a royalty equal to three percent (3%) of Net Sales with respect to Royalty Bearing Products sold with respect to which the Licensee has received final payment during each calendar quarter after the date hereof, such royalty to be payable in accordance with the terms of this Section 2.5.

(a)    Royalty Reporting and Payment. Licensee shall make quarterly written reports to Licensor within 60 days after the end of each calendar quarter. Each such report must in reasonable detail explain the basis for the royalty due hereunder as a result of receipts from Net Sales during the previous quarter. Licensor shall treat such reports as the confidential information of Licensee, and shall not disclose it to third parties. Concurrently with the making of each such report, Licensee shall pay Licensor the royalty due, if any, in relation to such report.

(b)    Records; Inspection. Licensee shall keep complete, true and accurate books of account and records for the purpose of determining the royalty amounts payable hereunder. Such books and records must be kept at the principal place of business of Licensee for a period of not less than two years following the end of the calendar quarter to which they pertain. Licensor may audit such books to ensure Licensee’s compliance with this Agreement, provided that each such audit: (i) occurs during business hours, and upon no less than ten business days notice to Licensee; (ii) is conducted by a certified public accountant chosen by Licensor and approved by Licensee, such approval not to be unreasonably withheld; (iii) the results of such audit are considered the confidential information of Licensor, and both Licensor and the auditor will be required to sign a non-disclosure and non-use agreement limiting disclosure and use of such information; and (iv) occurs no sooner than one year after the most recent prior audit. Licensor shall pay all expenses relating to each audit, unless an audit reveals an underpayment exceeding 10% of the amount stated for the period covered by the audit, in which case all costs relating to the inspection and any unpaid amounts will be paid by Licensee.

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3.                   TERMINATION. This Agreement may be terminated prior to the end of the License Term upon the mutual written consent of Licensor and Licensee.

4.                   REPRESENTATIONS AND WARRANTIES. Licensor represents and warrants to Licensee:

4.1              Registered Intellectual Property. All of the Licensed Patents filed are, to Licensor’s knowledge, valid and subsisting. Licensor has no knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any claim of any Licensed Patent invalid or unenforceable, and Licensor has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any Licensed Patent application that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Licensed Patent.

4.2              No Licenses. As of the Effective Date, there are no license agreements in effect relating to the Licensed Intellectual Property.

4.3              Ownership. Licensor owns and has good and exclusive title to, the Licensed Intellectual Property free and clear of any lien or encumbrance.

4.4              DISCLAIMER. EXCEPT FOR THE WARRANTIES EXPLICITLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, WHETHER ORAL OR WRITTEN, WHETHER EXPRESS, IMPLIED, OR ARISING BY STATUTE, CUSTOM, COURSE OF DEALING OR TRADE USAGE, WITH RESPECT TO THE SUBJECT MATTER HEREOF, IN CONNECTION WITH THIS AGREEMENT. EACH PARTY SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OR CONDITIONS OF TITLE, MERCHANTABILITY, AND FITNESS FOR A PARTICULAR PURPOSE.

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5.                   MISCELLANEOUS.

5.1              Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

5.2              Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.3              Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.4              Compliance with Laws. Notwithstanding anything contained in this Agreement to the contrary, the obligations of the parties shall be subject to all laws, present and future, of any government having jurisdiction over the parties and this transaction, and to orders, regulations, directions or requests of any such government.

5.5              Confidentiality of Terms. The parties hereto shall keep the terms and existence of this Agreement and the identities of the parties hereto confidential and shall not now or hereafter divulge any of this information to any third party except:

(a) with the prior written consent of the other party; (b) as otherwise may be required by law or legal process, including in confidence to legal and financial advisors in their capacity of advising a party in such matters; (c) during the course of litigation, so long as the disclosure of such terms and conditions are restricted in the same manner as is the confidential information of other litigating parties; (d) in confidence to its legal counsel, accountants, banks and financing sources and their advisors solely in connection with complying with financial transactions; (e) in confidence (and under confidentiality provisions) to its legal counsel, business advisors, accountants, banks and financing sources and their advisors solely in connection with merger and acquisition and related transactions; or (f) creditors and other parties related to the wind down of operations of the parties.

5.6              Governing Law. Any claim arising under or relating to this Agreement shall be governed by the internal substantive laws of the State of Delaware without regard to principles of conflict of laws.

5.7              Entire Agreement; Interpretation. The terms and conditions of this Agreement, including its exhibits, schedules and sections constitute the entire agreement between the parties with respect to the subject matter hereof, and merge and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions. Neither of the parties shall be bound by any conditions, definitions, warranties, understandings, or representations with respect to the subject matter hereof other than as expressly provided herein. No oral explanation or oral information by either party hereto shall alter the meaning or interpretation of this Agreement. The terms “includes” and “including” are not limiting. No amendments or modifications shall be effective unless in writing, signed by authorized representatives of both parties. These terms and conditions will prevail notwithstanding any different, conflicting or additional terms and conditions that may appear on any purchase order, acknowledgment or other writing not expressly incorporated into this Agreement.

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Such notices shall be deemed served when received by addressee or, if delivery is not accomplished by reason of some fault of the addressee, when tendered for delivery. Either party may give written notice of a change of address and, after notice of such change has been received, any notice or request shall thereafter be given to such party at such changed address.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date:

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SCHEDULE A

Licensed Patents

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